January 28, 2016                                                                                                                Via Facsimile and EDGAR
Christina Chalk
Senior Special Counsel
Division of Corporate Finance
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: Resource Real Estate Investors 7, LP
Schedule TO-T
Filed January 21, 2016 by MacKenzie Realty Capital, Inc.
File No. 005-89255

Dear Ms. Chalk:

I am responding to the comments in your letter dated January 28, 2016, regarding the above-referenced filing.  Set forth below are my responses numbered to correspond to your numbered comments.
1.
As we discussed on the telephone, in future filings we will clarify that we will "rush the check" after the Offer expires.  We believe this was clear, but we are happy to address your concern that some shareholders may believe that we are capable of sending out checks before the Offer expires.

We acknowledge the Staff's positions stated in the closing of its letter, and we do not take any specific issue with such positions, but we respectfully decline to make the statements requested. If the requested statements are accurate statements of applicable law, there is no reason to obtain from us any acknowledgment of the law for it to be enforceable.  If the statements go beyond the law applicable to us, or if they are the Staff's interpretations of law, the Staff cannot require us to make statements that would be binding upon us or prejudicial to us.

Sincerely,

/s/ Chip Patterson
Chip Patterson